UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 4, 2007

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 350, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

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Great Panther Resources Limited Suite 350, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

April 4, 2007	For Immediate Release

NEWS  RELEASE

GREAT PANTHER EXTENDS  GOLD-RICH  ZONES  WITH  SURFACE  DRILLING  AT  TOPIA  MINE

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that surface drilling in portions of the Animas vein at the Company’s 100% owned Topia Silver-Lead-Zinc Mine in Durango, Mexico is continuing to demonstrate good gold grades.  The best intersection in this phase of the program, from hole ST07-36, returned 2.58 g/t Au over 2.50 metres, while individual samples in other holes returned assays up to 12.70 g/t Au.

Current mining on the Animas vein is being conducted on three levels, 1420, 1430, and 1550 (note that levels are named according to metres above mean sea level, so level 1550 is 130m higher than level 1420).  Underground sampling from levels 1430 down to 1380 showing excellent gold grades was reported on October 12, 2006 and the surface drilling is designed to test the vein along strike and to depth.  Drill holes ST06-030, 031, and 032 targeted the Animas vein east of the 1430 workings, and below the 1550 level.  All three holes were successful, with the best intersection in ST06-032 of 2.43g/t gold, 315g/t silver, 0.9% lead, and 9.0% zinc over 0.4m (see summary of results in the table below, and http://www.greatpanther.com/i/pdf/Topia_SurfaceDrilling_Mar07.pdf on the Company’s web-site for drill hole location map).  Drill hole ST06-033 was a test of the Animas vein at depth, and intersected the vein at approximately the 1300 metre level, well below existing workings, with 2.85 g/t gold and 42.9 g/t silver over 0.55m.

Approximately 350 metres along strike to the east of these holes, ST07-034 and 035 intersected the Animas vein at the 1400 level in a previously untested area, returning low grade values in both drill holes.  A further 200 metres east, hole ST07-036 intersected a silicified breccia zone returning 2.58g/t gold over 2.50 metres, as mentioned above.  This brecciation likely occurs along the Animas vein structure, and will be further drill tested, both for the extent of the brecciation, and veining.

Hole ST07-037 was drilled east of a major fault and no recognizable structures were identified.  ST07-038 did not reach its primary target, the Veta Madre, but did intersect a parallel, although very narrow (0.08m) structure, potentially the Hipolito vein, which returned 0.57g/t gold, 1080g/t silver, 2.8% lead, and 1.1% zinc.  Due to the high silver grade of this vein, it will be tested farther along strike to see if it widens out.

In addition to the Animas vein drilling, the eastern and depth extent of the Veta Madre was targeted by two holes.  Hole ST07-039 was lost due to bad ground but ST07-040 intersected the Veta Madre, returning 5.08g/t gold, 149g/t silver, 2.6% lead and 0.8% zinc over 0.6m.  Follow up drilling is planned around this intersection.

The ongoing surface drilling program at Topia, in conjunction with the underground drilling, is designed to double the NI 43-101 resources by the end of the year.  The first NI 43-101 resource for the mine, reported on December 28, 2006, contained 3,625,603 oz of Ag Equivalent in the Measured and Indicated categories and an Inferred Resource of 1,418,900 oz of Ag Equivalent.

Highlights of Surface Drilling:

Drill Hole	From	To	Core width	True width	ZONE	Au	Ag	Pb	Zn
	(m)	(m)	(m)	(m)		g/t	g/t	%	%
ST06-030	62.50	62.90	0.35	0.32	Animas	1.89	170	0.35	0.15

ST06-032	94.40	94.80	0.40	0.20	Animas	2.43	315	0.90	9.00

ST06-033	184.00	184.55	0.55	0.39	Animas	2.85	43	0.33	0.24
including	184.45	184.55	0.10	0.07		12.70	185	1.80	1.30

ST07-036	58.00	60.50	2.50	2.25	Animas	2.58	6	0.01	0.07

ST07-038	150.35	150.43	0.08	0.06	Hipolito	0.57	1,080	2.80	1.10

ST07-040	80.60	81.20	0.60	0.30	Veta Madre	5.08	149	2.60	0.80

Both the surface and underground drilling at Topia have been contracted to BDW Drilling of Guadalajara, Mexico.  Analysis of the aforementioned drill core was performed by SGS Minerals Services, ISO 9001 Registered, in their Durango, Mexico facilities.

Aspects of the Topia Mine relating to mining and metallurgy are overseen by Ing. Francisco Ramos Sánchez, Vice-President of Operations for Great Panther and its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR).  Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and MMR is designated as the Qualified Person for the Topia Mine Project under the meaning of NI 43-101, and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”).  Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Executive Chairman and CFO

Date: April 5, 2007